UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: November 8, 2012

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. dated November 8, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: November 8, 2012	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY LNG PARTNERS

REPORTS THIRD QUARTER RESULTS

Highlights

•	Generated distributable cash flow of $57.8 million in the third quarter of 2012, an increase of 32 percent from the third quarter of 2011.

•	Declared third quarter 2012 cash distribution of $0.675 per unit.

•	Total liquidity of approximately $559 million as at September 30, 2012, including $182.2 million of net proceeds from the follow-on equity offering completed September 2012.

•	Significant increase in the number of LNG project tenders; Teekay LNG is actively bidding on several projects.

Hamilton, Bermuda, November 8, 2012 – Teekay GP LLC, the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended September 30, 2012. During the third quarter of 2012, the Partnership generated distributable cash flow(1) of $57.8 million, compared to $43.7 million in the same quarter of the previous year. The increase primarily reflects the incremental distributable cash flow resulting from the following acquisitions: one Multigas carrier delivered in October 2011; a 33 percent interest in four liquefied natural gas (LNG) carriers delivered between August 2011 and January 2012; one liquefied petroleum gas (LPG) carrier delivered in September 2011; and a 52 percent interest in six LNG carriers acquired in February 2012.

On October 12, 2012, the Partnership declared a cash distribution of $0.675 per unit for the quarter ended September 30, 2012. The cash distribution will be paid on November 9, 2012 to all unitholders of record on October 24, 2012.

“Shipping requirements to support new liquefaction projects scheduled to come on-line starting in 2015 are expected to create significant new demand for the global LNG shipping fleet,” commented Peter Evensen, Chief Executive Officer of Teekay GP L.L.C. “Against this backdrop, the Partnership is currently actively bidding on several LNG and floating storage and regasification projects with start-up dates in the 2015 through 2017 timeframe. Including approximately $180 million of net proceeds from the Partnership’s September 2012 follow-on equity offering, Teekay LNG is well-positioned for investment in one or more quality growth opportunities.”

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Teekay LNG’s Fleet

The following table summarizes the Partnership’s fleet as of November 1, 2012:

	Number of Vessels
LNG Carrier Fleet	27	(i)
LPG/Multigas Carrier Fleet	5	(ii)
Conventional Tanker Fleet	11

Total	43

(i)	The Partnership’s ownership interests in these vessels ranges from 33 percent to 100 percent.
(ii)	The Partnership has a 99 percent ownership interest in these vessels.

Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $41.7 million for the quarter ended September 30, 2012, compared to $29.7 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $8.6 million and $2.0 million for the three months ended September 30, 2012 and 2011, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $33.1 million and $27.6 million for the three months ended September 30, 2012 and 2011, respectively.

For the nine months ended September 30, 2012, the Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $117.8 million, compared to $79.1 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $22.3 million and $29.6 million for the nine months ended September 30, 2012 and 2011, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $95.5 million and $49.5 million for the nine months ended September 30, 2012 and 2011, respectively.

For accounting purposes, the Partnership is required to recognize the changes in the fair value of its derivative instruments on its consolidated statements of income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the consolidated statements of income as detailed in footnotes 1 and 2 to the Summary Consolidated Statements of Income included in this release.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Operating Results

The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas segment and the Conventional Tanker segment (please refer to the “Teekay LNG’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended September 30, 2012 (unaudited)			Three Months Ended September 30, 2011 (unaudited)
(in thousands of U.S. Dollars)	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(i)	69,630	28,233	97,863	68,921	28,028	96,949
Vessel operating expenses	11,477	10,515	21,992	11,803	10,563	22,366
Depreciation and amortization	17,158	7,412	24,570	15,689	7,343	23,032

CFVO from consolidated vessels(ii)	55,733	15,445	71,178	56,019	14,383	70,402
CFVO from equity accounted vessels(ii) (iii)	40,550	—	40,550	15,202	—	15,202
Total CFVO(ii)	96,283	15,445	111,728	71,221	14,383	85,604

(i)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s website at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(ii)	Cash flow from vessel operations (CFVO) represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts and (c) adjusting for direct financing leases to a cash basis. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income, equity income or any other indicator of the Partnership’s performance required by GAAP. Please see the Partnership’s website at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(iii)	The Partnership’s equity accounted investments for the three months ended September 30, 2012 and 2011 include the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior Joint Ventures, which owns one LNG carrier and one regasification unit; and the Partnership’s 33 percent interest in one LNG carrier that was delivered in August 2011 servicing the Angola LNG Project. The Partnership’s equity accounted investment for the three months ended September 30, 2012 also includes the Partnership’s 33 percent interest in three other LNG carriers that were delivered in late 2011 through early 2012 servicing the Angola LNG Project; and the Partnership’s 52 percent interest in MALT LNG Holdings ApS, the joint venture between the Partnership and Maurbeni Corporation, which acquired six LNG carriers on February 28, 2012.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership’s Liquefied Gas segment, excluding equity-accounted vessels, was virtually unchanged at $55.7 million in the third quarter of 2012 compared to $56.0 million in the same quarter of the prior year.

Cash flow from vessel operations from the Partnership’s equity-accounted vessels in the Liquefied Gas segment increased significantly to $40.6 million in the third quarter of 2012 from $15.2 million in the same quarter of the prior year. This increase was primarily due to the Teekay LNG-Marubeni joint venture’s acquisition of six LNG carriers from A.P. Moller Maersk A/P (the MALT LNG Carriers) in February 2012 and the acquisition of a 33 percent interest in the four Angola LNG Carriers from Teekay Corporation between August 2011 and January 2012.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment increased to $15.4 million in the third quarter of 2012 from $14.4 million in the same quarter of the prior year, primarily as a result of lower general and administrative expenses in the Conventional Tanker segment.

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Liquidity

As of September 30, 2012, the Partnership had total liquidity of $558.9 million (comprised of $91.9 million in cash and cash equivalents and $467.0 million in undrawn credit facilities), compared to total liquidity of $402.9 million as of June 30, 2012. The increase in the Partnership’s liquidity balance is primarily due to the $182.2 million of net proceeds from the follow-on equity offering completed September 2012.

Conference Call

The Partnership plans to host a conference call on Friday, November 9, 2012 at 11:00 a.m. (ET) to discuss the results for the third quarter of 2012. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 322-2356 or (416) 640-3405, if outside North America, and quoting conference ID code 7467466.

•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekaylng.com (the archive will remain on the web site for a period of 30 days).

A supporting Third Quarter 2012 Earnings Presentation will also be available at www.teekaylng.com in advance of the conference call start time.

The conference call will be recorded and made available until Friday, November 16, 2012. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7467466.

About Teekay LNG Partners L.P.

Teekay LNG Partners is the world’s third largest independent owner and operator of LNG vessels, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts with major energy and utility companies through its interests in 27 LNG carriers (including one LNG regasification unit), five LPG/Multigas carriers and 11 conventional tankers. The Partnership’s ownership interests in these vessels range from 33 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

Website: www.teekaylng.com

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TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended			Nine Months Ended
	September 30, 2012 (unaudited)	June 30, 2012 (unaudited)	September 30, 2011 (unaudited)	September 30, 2012 (unaudited)	September 30, 2011 (unaudited)
VOYAGE REVENUES	98,723	96,354	97,256	294,293	282,722

OPERATING EXPENSES
Voyage expenses	860	242	307	1,445	1,362
Vessel operating expenses	21,992	20,104	22,366	62,627	66,561
Depreciation and amortization	24,570	24,673	23,032	73,876	67,552
General and administrative	6,254	6,506	5,804	19,876	18,665

	53,676	51,525	51,509	157,824	154,140

Income from vessel operations	45,047	44,829	45,747	136,469	128,582

OTHER ITEMS
Equity income(1)	21,098	11,086	891	49,232	12,395
Interest expense	(14,414)	(13,734)	(12,129)	(40,946)	(36,019)
Interest income	850	949	1,576	2,731	4,852
Realized and unrealized loss on derivative instruments(2)	(9,945)	(18,145)	(37,690)	(43,993)	(54,250)
Foreign exchange (loss) gain(3)	(6,248)	13,927	29,480	(1,989)	(412)
Other (expense) income – net	(305)	348	309	518	(916)

Net income	36,083	39,260	28,184	102,022	54,232

Net income attributable to:
Non-controlling interest	3,022	1,572	535	6,542	4,731
Partners	33,061	37,688	27,649	95,480	49,501

Limited partners’ units outstanding:
Weighted-average number of common and total units outstanding – basic and diluted	65,882,450	64,857,900	59,357,900	65,201,910	57,887,847
Total number of units outstanding at end of period	69,683,763	64,857,900	59,357,900	69,683,763	59,357,900

(1)	Equity income includes unrealized gains (losses) on derivative instruments as detailed in the table below.

	Three Months Ended			Nine Months Ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Equity income	21,098	11,086	891	49,232	12,395
Proportionate share of unrealized losses on derivative instruments included in equity income	(870)	(8,242)	(5,513)	(4,051)	(6,113)

Equity income excluding unrealized losses on derivative instruments	21,968	19,328	6,404	53,283	18,508

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(2)	The realized losses relate to the amounts the Partnership actually paid to settle derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments as detailed in the table below.

	Three Months Ended			Nine Months Ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Realized (losses) relating to:
Interest rate swaps	(9,450)	(9,284)	(10,022)	(27,813)	(30,305)
Toledo Spirit time-charter derivative contract	—	(6)	—	(38)	(53)

	(9,450)	(9,290)	(10,022)	(27,851)	(30,358)

Unrealized (losses) gains relating to:
Interest rate swaps	(295)	(8,855)	(29,268)	(16,242)	(25,892)
Toledo Spirit time-charter derivative contract	(200)	—	1,600	100	2,000

	(495)	(8,855)	(27,668)	(16,142)	(23,892)

Total realized and unrealized losses derivative instruments	(9,945)	(18,145)	(37,690)	(43,993)	(54,250)

(3)	For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the consolidated statements of income.

Foreign exchange (loss) gain includes realized gains relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swap that was entered into as an economic hedge in relation to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds. The Partnership issued NOK 700 million unsecured bonds in May 2012 maturing in 2017. Foreign exchange (loss) gain also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Realized gains on cross-currency swaps	107	48	—	155	—
Unrealized gains (losses) on cross-currency swaps	3,077	(10,270)	—	(7,193)	—
Unrealized (losses) gains on revaluation of NOK bonds	(4,828)	7,560	—	2,732	—

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TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at September 30, 2012	As at June 30, 2012	As at December 31, 2011
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	91,931	114,916	93,627
Restricted cash – current	31,361	—	—
Other current assets	19,327	15,783	18,837
Advances to affiliates	3,338	24,362	11,922
Restricted cash – long-term	496,309	526,705	495,634
Vessels and equipment	1,960,756	1,980,370	2,021,125
Net investments in direct financing leases	404,981	406,549	409,541
Derivative assets	167,638	162,472	155,259
Investments in and advances to equity accounted joint ventures	388,722	374,320	191,448
Other assets	37,668	39,387	34,760
Intangible assets	107,568	109,851	114,416
Goodwill	35,631	35,631	35,631

Total Assets	3,745,230	3,790,346	3,582,200

LIABILITIES AND EQUITY
Accounts payable, accrued liabilities and unearned revenue	46,019	53,131	60,030
Current portion of long-term debt and capital leases	253,791	255,748	131,925
Advances from affiliates and joint venture partners	11,072	27,288	17,400
Long-term debt and capital leases	1,730,220	1,920,250	1,830,353
Derivative liabilities	328,930	326,347	293,218
Other long-term liabilities	105,147	106,231	109,565
Equity
Non-controlling interest(1)	32,434	29,712	26,242
Partners’ equity	1,237,617	1,071,639	1,113,467

Total Liabilities and Total Equity	3,745,230	3,790,346	3,582,200

(1)	Non-controlling interest includes a 30 percent equity interest in the RasGas II project (which owns three LNG carriers), a 31 percent equity interest in the Tangguh Project (which owns two LNG carriers), a 1 percent equity interest in the two Kenai LNG carriers, a 1 percent equity interest in the Excalibur joint venture (which owns one LNG carrier), and a 1 percent equity interest in the five LPG/Multigas carriers, which in each case the Partnership does not own.

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TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2012	2011
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	134,401	134,172

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	419,221	219,401
Debt issuance costs	(2,025)	—
Scheduled repayments of long-term debt	(60,647)	(54,563)
Prepayments of long-term debt	(324,274)	(173,000)
Scheduled repayments of capital lease obligations and other long-term liabilities	(7,590)	(7,502)
Proceeds from equity offering, net of offering costs	182,214	161,655
Advances to and from affiliates	—	1,596
Increase in restricted cash	(30,845)	(3,381)
Cash distributions paid	(142,939)	(118,809)
Purchase of Skaugen Multigas Subsidiary	—	(55,313)
Proceeds on sale of 1% interest in Skaugen LPG Carriers and Skaugen Multigas Subsidiaries	—	1,220
Advances to joint venture partners	(3,600)	—
Other	(350)	(260)

Net financing cash flow	29,165	(28,956)

INVESTING ACTIVITIES
Purchase of equity investment in MALT LNG Carriers	(150,999)	—
Purchase of equity investment in Angola LNG Carriers	(19,068)	(38,447)
Receipts from direct financing leases	4,561	4,536
Expenditures for vessels and equipment	(1,125)	(50,861)
Repayments from joint venture	830	—
Other	539	—

Net investing cash flow	(165,262)	(84,772)

(Decrease) increase in cash and cash equivalents	(1,696)	20,444
Cash and cash equivalents, beginning of the period	93,627	81,055

Cash and cash equivalents, end of the period	91,931	101,499

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TEEKAY LNG PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. Dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income – GAAP basis	36,083	28,184	102,022	54,232
Less:
Net income attributable to non-controlling interest	(3,022)	(535)	(6,542)	(4,731)

Net income attributable to the partners	33,061	27,649	95,480	49,501
Add (subtract) specific items affecting net income:
Unrealized foreign exchange loss (gain)(1)	6,124	(29,480)	1,913	412
Unrealized losses from derivative instruments(2)	495	27,668	16,142	23,892
Unrealized losses from derivative instruments and other items from equity accounted investees(3)	1,139	5,513	5,128	6,113
Other items(4)	—	—	—	949
Non-controlling interests’ share of items above	865	(1,693)	(847)	(1,763)

Total adjustments	8,623	2,008	22,336	29,603

Adjusted net income attributable to the partners	41,684	29,657	117,816	79,104

(1)	Foreign exchange losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gain (loss) on the cross-currency swap economically hedging the Partnership’s NOK bonds and exclude the realized gains relating to the cross currency swap for the NOK bonds.
(2)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of interest rate derivative instruments that are not designated as hedges for accounting purposes.
(3)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes within the Partnership’s equity-accounted investments and $0.3 million and $1.1 million of acquisition-related costs during the three and nine months ended September 30, 2012, respectively, relating to the acquisition of the six MALT LNG Carriers.
(4)	Amount for the nine months ended September 30, 2011 relates to a one-time management fee associated with the portion of stock-based compensation grants to Teekay Corporation’s former President and Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011.

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TEEKAY LNG PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, deferred income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income.

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011
	(unaudited)	(unaudited)
Net income:	36,083	28,184
Add:
Depreciation and amortization	24,570	23,032
Partnership’s share of equity accounted joint ventures’ DCF before estimated maintenance capital expenditures	29,597	9,658
Unrealized loss on derivatives and other non-cash items	685	28,891
Less:
Estimated maintenance capital expenditures	(14,345)	(11,471)
Unrealized foreign exchange loss (gain)	6,124	(29,480)
Equity income	(21,098)	(891)
Non-cash tax expense (recovery)	224	(454)

Distributable Cash Flow before Non-controlling interest	61,840	47,469
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(3,991)	(3,793)

Distributable Cash Flow	57,849	43,676

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TEEKAY LNG PARTNERS L.P.

APPENDIX C – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. Dollars)

	Three Months Ended September 30, 2012 (unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(1)	69,630	28,233	97,863
Vessel operating expenses	11,477	10,515	21,992
Depreciation and amortization	17,158	7,412	24,570
General and administrative	3,981	2,273	6,254

Income from vessel operations	37,014	8,033	45,047

	Three Months Ended September 30, 2011 (unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(1)	68,921	28,028	96,949
Vessel operating expenses	11,803	10,563	22,366
Depreciation and amortization	15,689	7,343	23,032
General and administrative	2,722	3,082	5,804

Income from vessel operations	38,707	7,040	45,747

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s website at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: future growth opportunities, including current bidding activity by the Partnership on potential LNG and floating storage and regasification projects and anticipated start-up timing of those projects; LNG shipping market fundamentals, including the balance of supply and demand of LNG shipping capacity and LNG shipping charter rates; the stability of the Partnership’s cash flows; the Partnership’s financial position, including available liquidity; and the Partnership’s ability to secure additional accretive growth opportunities. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: availability of LNG shipping, floating storage, regasification and other growth project opportunities; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; the Partnership’s ability to secure new contracts through bidding on project tenders and/or acquire existing on-the-water assets; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet and inability of the Partnership to renew or replace long-term contracts; the Partnership’s ability to raise financing to purchase additional vessels or to pursue other projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; competitive dynamics in bidding for potential LNG or LPG projects; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2011. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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